Exhibit 99.2

MATERIAL CHANGE REPORT

FORM 51-102F3

1.	Name and Address of Company

Amaya Inc. (“Amaya”)

7600 TransCanada Highway

Pointe-Claire, Quebec

H9R 1C8

2.	Date of Material Change

May 16, 2017.

3.	News Release

A news release reporting the material change was issued on May 16, 2017 through CNW Group and PR Newswire.

4.	Summary of Material Change

On May 16, 2017, Amaya announced the appointment of Brian Kyle as Chief Financial Officer of Amaya, effective June 19, 2017. Mr. Kyle will be based in Toronto and succeed Daniel Sebag, who has served as Amaya’s Chief Financial Officer since 2007 and will assist Mr. Kyle and Amaya in ensuring an orderly transition of his duties.

5.	Full Description of Material Change

See “Summary of Material Change” above.

6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

None.

8.	Executive Officer

For further information please contact:

Amaya Inc.

Mr. Marlon D. Goldstein

Executive Vice President Corporate Development & General Counsel

Worldwide: 1-514-744-3122

9.	Date of Report

May 16, 2017.